Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
SUPPLEMENT NO. 8, DATED APRIL 9, 2013,
TO THE PROSPECTUS, DATED JULY 24, 2012

This prospectus supplement, or this Supplement No. 8, is part of the prospectus of American Realty Capital Healthcare Trust, Inc., or the Company, dated July 24, 2012, or the Prospectus, as supplemented by Supplement No. 5, dated January 7, 2013, or Supplement No. 5, Supplement No. 6, dated March 15, 2013, or Supplement No. 6, and Supplement No. 7, dated April 3, 2013, or Supplement No. 7. This Supplement No. 8 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 5, Supplement No. 6 and Supplement No. 7 and should be read in conjunction with the Prospectus, Supplement No. 5, Supplement No. 6 and Supplement No. 7. This Supplement No. 8 will be delivered with the Prospectus, Supplement No. 5, Supplement No. 6 and Supplement No. 7. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 8 is to:

•	update disclosure relating to operating information, including the status of the offering and the reallocation of shares from our distribution reinvestment plan, or DRIP, to our primary offering, shares currently available for sale and our intention to file a Registration Statement on Form S-3 to register additional shares under our DRIP.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering, or IPO, of up to 150.0 million shares of common stock on February 18, 2011. As of April 8, 2013, we had issued 140.1 million shares of common stock in connection with our primary offering (including shares relocated under our DRIP), an increase from the 114.6 million shares of common stock issued in our primary offering as of March 31, 2013 (including shares reallocated under our DRIP). As of April 8, 2013, there were 140.1 million shares of our common stock outstanding, including restricted stock and shares issued under our DRIP.

On March 15, 2013, we notified our selling group members that the average weekly equity raise over the past month suggested that we would reach our maximum offering and close to new investments in early spring 2013. Because of the accelerated pace of sales described above, we may raise the maximum offering amount and close to new subscriptions earlier than April 12, 2013. Accordingly, no more subscriptions should be submitted following this week. Additionally, subscription agreements received prior to the time at which we meet the maximum offering amount, but not in good order, or those that require additional information or funding, will be subject to review and will be processed only if shares are available. Any subscriptions that we are unable to accept will be promptly returned.

Shares Currently Available for Sale

As of April 8, 2013, there were 34.8 million shares available for sale in connection with our primary offering (including shares reallocated under our DRIP). We had received aggregate gross proceeds of $1,392.4 million from the sale of 140.1 million shares of common stock in our primary offering.

As previously announced, we plan to file a registration statement on Form S-3 to register an additional 24.0 million shares of common stock for issuance under our DRIP and 1.0 million shares under the directed stock purchase plan component of our DRIP. Cash distributions paid on shares of common stock held by stockholders who are existing participants in our DRIP will be automatically reinvested in additional shares of our common stock registered under the Form S-3.